UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 23, 2019, Gamida Cell Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit

99.1	Press Release, dated February 23, 2019, Gamida Cell Announces Immune Reconstitution Data from Completed Phase 1/2 Clinical Study of NiCord® Presented at 2019 TCT Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

February 25, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer